Unifoil Holdings, Inc.

12 Daniel Road East

Fairfield, New Jersey 07004

June 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unifoil Holdings, Inc.
Request	for Withdrawal of Registration Statement on Form S-1, as amended
File	No. 333-272817

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Unifoil Holdings, Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-272817) initially filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2023, as amended, together with all exhibits thereto (as amended, the “Registration Statement”), with such request to be approved effective as of the date hereof or the earliest practicable date hereafter.

The Company requests withdrawal of the Registration Statement because it has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Securities Act and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company also requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions regarding this request for withdrawal, please contact Blake Baron, Esq. of Mitchell Silberberg & Knupp LLP by telephone at (917) 546-7709.

Very truly yours,

Unifoil Holdings, Inc.

By:	/s/ Joseph Funicelli
Joseph Funicelli
Chief Executive Officer

cc:	Blake Baron, Mitchell Silberberg & Knupp LLP
Gabriel	Miranda, Mitchell Silberberg & Knupp LLP